Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE	Media contact:
March 29, 2005	Peter Thonis
212-395-0500
peter.thonis@verizon.com

MCI Board Accepts Amended Verizon Bid

NEW YORK – Verizon Communications Inc. (NYSE:VZ) today announced it had agreed with MCI, Inc. to amend the terms of the agreement to acquire MCI. The MCI Board of Directors is recommending approval of the amended agreement to its shareholders.

Under the amended agreement, Verizon will acquire MCI for $23.10 per MCI common share, not including the 40 cents per share cash dividend recently paid by MCI to its shareholders. MCI’s shareholders will receive $23.50 per share including the recent 40 cent dividend, or approximately $7.6 billion in aggregate.

Under the revised agreement, MCI shareholders will receive total cash of $8.35 per share of MCI common stock. This represents up to $5.60 per share in special cash dividends (not including the 40 cents per share recently paid by MCI) and $2.75 per share in cash consideration. Verizon increased the cash consideration to be paid to MCI shareholders by $2.75 per share. In addition, MCI intends at the time of shareholder approval to accelerate payment of a $1.50 per share dividend for a total of up to $5.60 in dividends, less any interim dividends paid.

Verizon News Release, page 2

Verizon believes the revised terms provide MCI shareholders with substantial additional value. Verizon will issue no less than 0.4062 shares of Verizon stock for each share of MCI stock and has agreed to a downside protection mechanism that assures that the value of this stock component will be no less than $14.75 regardless of a decline in Verizon’s stock price between signing and closing. In addition, the MCI shareholders will participate in the upside benefit if Verizon’s stock price rises above the level that delivers the agreed minimum of $14.75 of value.

Under the amended terms, Verizon may elect to require MCI to put the proposed transaction with Verizon to a vote of the MCI shareholders. MCI has agreed that the “break-up fee” to be paid by MCI to Verizon under certain circumstances will be $240 million, and it has also agreed to reimburse Verizon for up to $10 million in expenses in certain circumstances.

Ivan Seidenberg, Verizon’s chairman and CEO, said, “Verizon and MCI together create a formidable and highly competitive company delivering a full range of mission-critical voice and data products to businesses and government. We believe our agreement with MCI represents superior value and is a compelling proposition for MCI’s shareholders, customers, employees and creditors.”

With more than $71 billion in annual revenues, Verizon Communications Inc. (NYSE:VZ) is one of the world’s leading providers of communications services. Verizon has a diverse work force of more than 210,000 in four business units: Domestic Telecom serves customers based in 29 states with wireline telecommunications services, including broadband and other services. Verizon Wireless owns and operates the nation’s most reliable wireless network, serving 43.8 million voice and data customers across the United States. Information Services operates directory publishing businesses and provides electronic commerce services. International includes wireline and wireless operations and investments, primarily in the Americas and Europe. For more information, visit www.verizon.com.

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Verizon News Release, page 3

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Verizon intends to file a registration statement, including a proxy statement of MCI, and other materials with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about Verizon and MCI, at www.sec.gov, the SEC’s website. Investors may also obtain free copies of these documents at www.verizon.com/investor, or by request to Verizon Communications Inc., Investor Relations, 1095 Avenue of the Americas, 36th Floor, New York, NY 10036. Free copies of MCI’s filings are available at www.mci.com/about/investor_relations, or by request to MCI, Inc., Investor Relations, 22001 Loudoun County Parkway, Ashburn, VA 20147.

Verizon, MCI, and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from MCI shareowners with respect to the proposed transaction. Information about Verizon’s directors and executive officers is available in Verizon’s proxy statement for its 2005 annual meeting of shareholders, dated March 21, 2005. Information about MCI’s directors and executive officers is available in MCI’s annual report on Form 10-K for the year ended December 31, 2004. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the SEC.

NOTE: This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: a significant change in the timing of, or the imposition of any government conditions to, the closing of the transaction; actual and contingent liabilities; and the extent and timing of our ability to obtain revenue enhancements and cost savings following the transaction. Additional factors that may affect the future results of Verizon and MCI are set forth in their respective filings with the Securities and Exchange Commission, which are available at investor.verizon.com/SEC/ and www.mci.com/about/investor_relations/sec/.